

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2017

Cedric Francois
President and Chief Executive Officer
Apellis Pharmaceuticals, Inc.
6400 Westwind Way, Suite A
Crestwood, KY 40014

      Re: Apellis Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 30, 2017
           CIK No. 0001492422

Dear Dr. Francois:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 30, 2017

Summary
Our Programs, page 2

1.   Please revise the pipeline table on page 1 to provide separate columns for Phase 1b and Phase 2. Also, please revise so that it is clear from the visual whether a given development phase is on-going or completed. In this regard, we note that your disclosures on page 83 indicate that a Phase 2 trial is ongoing for the GA indication and two Phase 1b trials remain ongoing for the PNH indication.

2.   We refer to your disclosures in the first two paragraphs on page 2 concerning the results of your Phase 2 GA trial. To place these trial results in context, please clarify whether each result is statistically significant and whether you utilized the p-value that FDA typically requests for purposes of assessing efficacy. Tell us and, as appropriate, revise to explain why you set the p-value at 0.1 for the primary endpoint analysis and whether you established the p-value at the outset of the trial. Also revise to explain briefly the term "immune regulation."

3.   We note your disclosure in the third paragraph on page 2 concerning the higher incidence of wet AMD.   With reference to your disclosure on page 16, please revise the Summary to quantify the rate of incidence.

4.   Please revise an appropriate section of your Summary to discuss the size of the patient population studied in your Phase 1b PNH trials to date and to highlight the risk discussed on page 18 concerning the difficulty you face in recruiting PNH patients for future trials.

5.   We refer to your disclosure at the top of page 3. Given the absence of any disclosure concerning Phase 2 trials, please explain why you believe that you will be able to initiate Phase 3 clinical trials for APL-2 for the treatment of PNH in the first half of 2018. Also, revise your pipeline table on page 1, as applicable, so that it does not reflect that you have commenced or completed Phase 2 trials.

Implications of Being an Emerging Growth Company, page 4

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis
Stock-Based Compensation, page 69

7.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

8.   Revise the disclosure to explain why the fair value of your common stock decreased from $1.76 at February 8, 2016 to $1.14 at September 16, 2016.

Research and Development Expenses, page 73

9.   Revise the disclosure to disaggregate research and development expenses by nature, such as, manufacturing expenses, clinical trial costs, preclinical study expenses, etc. for each period presented.

Cedric Francois
Apellis Pharmaceuticals, Inc.
September 28, 2017
Page 3

Clinical Development, page 84

10.   Please expand your disclosure at the top of page 85 to describe briefly your use of fundus autofluorescence photographs.

Business
Autoimmune Hemolytic Anemia (Systemic APL-2) , page 90

11.   Your disclosures concerning this indication do not address any pre-clincal work or Phase 1 trials. Accordingly, please explain, if true, how you are able to commence Phase 2 trials without any prior development work or clinical trials.

Intellectual Property, page 93

12.   Please expand your disclosures on 93 and 94 concerning the duration of your royalty obligations to the University of Pennsylvania by disclosing the "specified" number of years after the first commercial sale.

Consolidated Balance Sheets, page F-3

13.   Remove the pro forma balance sheet as of December 31, 2016 since you present a pro forma balance sheet as of June 30, 2017 and pro forma information should only be presented for the most recent balance sheet presented.

Note 3. Asset Purchase from Related Party, page F-12

14.   Tell us if you acquired employees in the acquisition. We note a reference to Schedule 6.8 in Exhibit 2.1 Transferred Employees. If you acquired employees tell us how you considered that fact in your analysis of whether you acquired a business or not. In addition, tell us if you acquired designs for future clinical trials and how you considered this fact in your analysis.

Note 9. Income Taxes, page F-17

15.   Please tell us why it is appropriate to classify the refundable Australian research and development credit as an income tax benefit when it does not appear to be based on income or loss, as stipulated in ASC 740-10-15-3a, but instead the level of research and development expenditures.

Note 11. Share-based Compensation, page F-19

16.   Explain to us why your estimate of volatility dropped to 52 - 78% in 2016 from 78 - 93% in 2015. Also explain to us why the change was so large from year to year and within a single year. Please provide us the names and volatility of each of the peer companies you used to estimate expected volatility for 2016. Also explain why you believe each

company was similar to you. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:

- The number of product candidates in the pipeline;
- The general therapeutic area of these product candidates; and
- The phase of development for these product candidates.

General

17.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stuart M. Falber, Esq.